Xinyuan Real Estate Co., Ltd. Announces fourth Quarter and FULL
YEAR 2012 FINANCIAL RESULTS

-- Exceeds 4Q12 Contract sales, Revenue and Net Income Estimates—

BEIJING, China, February 27, 2013 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with primary focus on high growth cities in China, today announced its unaudited financial results for the fourth quarter and full year 2012.

Highlights for the Fourth Quarter 2012

•	Total fourth quarter revenues were US$263.1 million, a 31.7% increase from US$199.8 million in the fourth quarter of 2011 and a 16.4% increase from US$226.1 million in the third quarter of 2012.

•	Contract sales totaled US$188.4 million, a 9.5% increase from US$172.1 million in the fourth quarter of 2011 and an 18.0% decrease from US$229.8 million in the third quarter of 2012.

•	Total gross floor area (“GFA”) sales were 132,700 square meters, an 18.6% increase from 111,900 square meters in the fourth quarter of 2011 and a 22.3% decrease from 170,700 square meters sold in the third quarter of 2012.

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue totaled 5.4% compared to 5.8% in the fourth quarter of 2011 and 6.6% in the third quarter of 2012.

•	Net income totaled US$33.6 million, an 18.7% increase from US$28.3 million in the fourth quarter of 2011 and a 5.3% increase from US$31.9 million in the third quarter of 2012.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.47 compared to diluted net earnings per ADS of US$0.38 in the fourth quarter of 2011 and US$0.44 per ADS in the third quarter of 2012.

•	Cash and cash equivalents, including restricted cash, increased by US$33.3 million to US$641.9 million as of December 31, 2012 from US$608.6 million as of September 30, 2012. Short and long term debt increased by US$34.2 million to US$314.1 million compared to US$279.9 million as of September 30, 2012.

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•	The Company paid a quarterly dividend of US$0.04 per ADS on October 31, 2012 and will pay a dividend of US$0.05 per ADS on February 28, 2013.

Mr. Yong Zhang, Xinyuan's Chairman and Chief Executive Officer said, “We experienced a very strong fourth quarter with revenue, contract sales and net income significantly exceeding our previous guidance. China’s property market remained stable in the fourth quarter as we expected. While economic uncertainties and stricter purchasing controls remain possibilities for the China market, we believe the current fundamentals in the housing market are healthy and we intend to continue to develop projects at a measured pace to meet continued market demand. Overall, we are very pleased to have completed an extremely successful year with revenue of US$915 million, contract sales of US$836 million and net income of US$157 million, each of which are significant gains over the prior year.”

“As announced earlier, we continue to address shareholder value by raising our quarterly dividend payment by 25% from US$0.04 per ADS to US$0.05 per ADS payable to shareholders tomorrow to shareholders of record as of February 19, 2013.

“We commenced pre-sales of one new project in November 2012 and expect to debut four additional new projects during the course of 2013. Our strong balance sheet allows us to continue to pursue additional land acquisitions and development projects further strengthening our growth prospects in the years to come.”

Financial Results for the Fourth Quarter 2012

Contract Sales

Contract sales totaled US$188.4 million in the fourth quarter compared to US$172.1 million in the fourth quarter of 2011 and US$229.8 million in the third quarter of 2012. The Company’s GFA sales were 132,700 square meters in the fourth quarter of 2012 versus 111,900 square meters in the fourth quarter of 2011 and 170,700 square meters in the third quarter of 2012. The average selling price per square meter sold was RMB8,964 (US$1,420) in the fourth quarter of 2012 versus RMB9,940 (US$1,538) in the fourth quarter of 2011 and RMB8,505 (US$1,346) in the third quarter of 2012.

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Breakdown of GFA Sales and ASP’s by Project

	Q4 2011		Q3 2012		Q4 2012		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Chengdu Splendid I	6.3	10,195	4.0	5,693	4.8	5,959	3.7
Chengdu Splendid II	13.9	6,936	8.9	7,078	1.3	7,153	0.5
Zhengzhou Modern City	15.5	13,462	3.0	14,671	4.2	18,294	3.2
Zhengzhou Royal Palace	9.2	15,568	19.6	10,303	15.5	8,948	50.5
Zhengzhou Century East A	-	-	-	-	12.5	8,841	64.8
Zhengzhou Century East B	13.1	8,555	30.8	8,355	18.5	8,506	36.1
Kunshan Intl City Garden	7.9	9,433	41.7	7,851	22.2	8,251	38.9
Suzhou Intl City Garden	10.1	10,676	10.1	10,843	1.7	11,450	1.4
Xuzhou Colorful Garden	0.8	11,064	-	-	-1.7	7,091	1.7
Jinan Xinyuan Splendid	7.5	8,375	43.6	7,956	45.4	8,927	340.2
Zhengzhou Yipinxiangshan II	26.8	8,157	8.7	8,637	8.3	8,498	5.2
Others	0.8	-	0.3	-	-	-	3.2
Total	111.9	9,940	170.7	8,505	132.7	8,964	549.4

Revenue

In the fourth quarter of 2012, total revenue was US$263.1million compared to US$199.8 million in the fourth quarter of 2011 and US$226.1 million in the third quarter of 2012. The early introduction of the Century East A project, over US$8.0 million of re-sale of our Reno projects, and a higher percentage of completion as Shandong recovered from piling problems encountered last quarter were primary contributors to the strong revenue.

Gross Profit

Gross profit for the fourth quarter of 2012 was US$87.8 million, or 33.4% of revenue, compared to gross profit of US$56.4 million, or 28.2% of revenue, in the fourth quarter of 2011 and a gross profit of US$65.5 million, or 29.0% of revenue, in the third quarter of 2012.

The Company revised total project costs and sales projections for certain projects resulting in the recognition of a US$11.6 million increase of cumulative gross profit in the fourth quarter of 2012 under the percentage of completion method. This increase was largely due to Chengdu Splendid I and Kunshan International City Garden projects, which achieved substantial cost savings as they completed the delivery process.

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Selling, General and Administrative Expenses

SG&A expenses were US$14.1 million for the fourth quarter of 2012 compared to US$11.7 million for the fourth quarter of 2011 and US$14.9 million for the third quarter of 2012. As a percentage of total revenue, SG&A expenses were 5.4% compared to 5.8% in the fourth quarter of 2011 and 6.6% in the third quarter of 2012.

Income Taxes

Income taxes in the fourth quarter totaled US$43.1 million or 56.2% of pre-tax income. This compared unfavorably to third quarter 2012 income taxes that totaled US$21.5 million or 40.2% of pre-tax income. US$14.8 million of the taxes amounting to 19.3% of fourth quarter pre-tax income was attributable to adjustments for unfavorable tax bureau interpretations of Land Value Added Tax (LVAT) relating to car park cost allocations and China headquarters’ expense allocations.

Net Income

Net income for the fourth quarter of 2012 was US$33.6 million compared to US$28.3 million for the same period in 2011, and US$31.9 million in the third quarter of 2012. Net margin was 12.8%, compared to 14.2% in the fourth quarter of 2011 and 14.1% in the third quarter of 2012. Diluted earnings per ADS were US$0.47, compared to US$0.38 per ADS in the same period in 2011, and US$0.44 per ADS in the third quarter of 2012.

Financial Results for the Full Year 2012

For the year ended December 31, 2012, total revenues increased by 33.1% to US$914.8 million from US$687.5 million in 2011. GFA sales increased by 8.3% to 612,400 square meters from 565,700 square meters in 2011. Contract sales increased by 10.2% to US$836.0 million from US$758.9 million in 2011.

Gross profit was US$280.0 million, or 30.6% of revenue in 2012 compared to a gross profit of US$199.7 million, or of 29.1% of revenue in 2011.

SG&A expenses were US$56.8 million, or 6.2% of revenue, compared to US$43.4 million, or 6.3% of revenue in 2011.

Net income was US$157.0 million in 2012 compared to US$102.3 million in 2011. Diluted earnings per ADS were US$2.17 in 2012 compared to US$1.36 per ADS in 2011.

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Balance Sheet

As of December 31, 2012, the Company reported US$641.9 million in cash and cash equivalents (including restricted cash) compared to US$608.6 million as of September 30, 2012. Total debt outstanding was US$314.1 million, an increase of US$34.2 million from US$279.9 million at the end of the third quarter of 2012. The value of the Company’s real estate property under development at the end of the fourth quarter of 2012 was US$722.1 million compared to US$631.9 million at the end of the third quarter of 2012.

Project Status

Below is a summary table of projects that were active in the fourth quarter of 2012.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ million)
Project	Total Active Projects	Sold to date	Total Active Projects	Sales to date	%
					Sold
Chengdu Splendid I	231.0	227.3	196.3	189.8	96.7%	97.7%
Chengdu Splendid II	217.0	216.5	232.1	231.6	99.8%	98.6%
Zhengzhou Modern City	226.4	223.2	307.6	300.7	97.8%	98.8%
Zhengzhou Royal Palace	132.2	81.7	220.1	151.2	68.7%	76.1%
Zhengzhou Century East A	77.3	12.5	111.6	17.5	15.7%	77.7%
Zhengzhou Century East B	166.5	130.4	233.5	175.6	75.2%	81.3%
Kunshan Intl City Garden	497.9	459.0	587.9	533.6	90.8%	97.9%
Suzhou Intl City Garden	204.9	203.5	326.9	323.9	99.1%	99.3%
Xuzhou Colorful Garden	101.8	100.1	119.3	117.4	98.4%	98.6%
Jinan Xinyuan Splendid	565.4	225.2	759.6	301.6	39.7%	70.7%
Zhengzhou Yipinxiangshan II	198.2	193.0	230.5	223.9	97.1%	91.9%
Others remaining GFA	3.2
Total active projects	2,621.8	2,072.4	3,325.4	2,566.8	77.2%	87.7%

As of December 31, 2012, unsold GFA in active projects fell to 549,400 square meters with all but four projects more than 90% sold. The Company’s total sellable GFA for both active projects and projects under planning was approximately 1,112,300 square meters. Below is a summary of all China projects at Xinyuan that are in the planning stage:

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	Unsold GFA (m2 000)	Pre sales Scheduled
Newly Acquired Zhengzhou Land	207.4	Q3 2013
Newly Acquired Xuzhou Land	110.7	Q3 2013
Newly Acquired Suzhou Land	126.5	Q3 2013
Newly Acquired Beijing Land	118.3	Q3 2013
Total projects under planning	562.9
Total active projects	549.4
Total all Xinyuan projects	1,112.3

First Quarter and Full Year 2013 Outlook

Projecting results in the first quarter of the year in the Chinese residential real estate business is always difficult due to the seasonal impact of the Chinese New Year celebration. For this reason and the fact that sellable inventory is decreasing we are projecting lower sequential results in the first quarter of 2013. The Company expects contract sales in the first quarter reach approximately US$135 million. Revenue is expected to range between US$130 and US$140 million and net income is expected to be in the range of US$16 to US$18 million.

For the full year 2013, contract sales are projected to exceed US$830 million. Revenue is expected to range between US$750 and US$775 million and net income is expected to be in the range of US$90 million to US$100 million.

Conference Call Information

Xinyuan’s management will host an earnings conference call on February 27th, 2013 at 8:00 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-719-457-1512. A webcast will also be available through the Company's investor relations website at http://www.xyre.com. Listeners may access the replay by dialing 1-858-384-5517, access code: 9493270.

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About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China's Tier I and II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 64.7 million people in eight strategically selected cities, comprising Beijing, Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan's U.S. development arm, XIN Development Group International, Inc. ("XIN") is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the ''safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F/A for the year ended December 31, 2011. All information provided in this press release is as of February 27, 2013. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Financial Controller

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

(Financial Tables on Following Pages)

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2012	2012	2011
	(unaudited)	(unaudited)	(unaudited)

Revenue	263,094	226,062	199,770

Cost of revenue	(175,261)	(160,576)	(143,407)
Gross profit	87,833	65,486	56,363

Selling and distribution expenses	(4,425)	(5,220)	(3,645)
General and administrative expenses	(9,695)	(9,667)	(8,006)

Operating income	73,713	50,599	44,712

Interest income	2,941	2,827	2,582
Exchange gains	-	-	1
Income from operations before income taxes	76,654	53,426	47,295
Income taxes	(43,084)	(21,498)	(18,986)
Net income	33,570	31,928	28,309
Less: net income attributable to non-controlling interest	-	-	114
Net income attributable to shareholders	33,570	31,928	28,195

Earnings per share:
Basic	0.47	0.44	0.38
Diluted	0.47	0.44	0.38
Shares used in computation:
Basic	70,969	71,839	73,996
Diluted	71,747	72,076	73,996

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XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Twelve months ended

	December 31,	December 31,
	2012	2011

	(unaudited)	(audited)
Revenue	914,799	687,508

Cost of revenue	(634,763)	(487,777
Gross profit	280,036	199,731

Selling and distribution expenses	(17,942)	(16,209
General and administrative expenses	(38,829)	(27,231

Operating income	223,265	156,291

Interest income	9,019	5,294

Exchange gains	-	57

Income from operations before income taxes	232,284	161,642

Income taxes	(74,175)	(58,637

Net income	158,109	103,005
Less: net income attributable to non-controlling interest	1,110	707

Net income attributable to shareholders	156,999	102,298

Earnings per share:
Basic	2.18	1.36
Diluted	2.17	1.36
Shares used in computation:
Basic	72,129	75,657
Diluted	72,366	75,657

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    XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

  CONDENSED CONSOLIDATED BALANCE SHEETS

  (All US$ amounts and number of shares data in thousands)

	December 31,	September 30,	December 31,
	2012	2012	2011
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	462,484	443,091	319,218
Restricted cash	179,451	165,537	168,384
Accounts receivable	3,076	2,876	20,806
Other receivables	27,018	8,831	13,352
Other deposits and prepayments	105,427	216,296	60,006
Advances to suppliers	11,435	14,056	13,579
Real estate property held for sale	11,191	-	-
Real estate property development completed	1,811	1,939	6,775
Real estate property under development	722,053	631,945	761,871
Other current assets	690	18,566	659
Total current assets	1,524,636	1,503,137	1,364,650

Real estate properties held for lease, net	24,327	21,715	18,527
Property and equipment, net	2,567	2,580	2,981
Restricted deposit	11,169	-	-
Other long-term investment	242	239	242
Deferred tax assets	1,599	1,529	1,307
Other assets	2,250	2,280	2,907

TOTAL ASSETS	1,566,790	1,531,480	1,390,614

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  XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

  CONDENSED CONSOLIDATED BALANCE SHEETS

  (All US$ amounts and number of shares data in thousands)

	December 31,	September 30,	December 31,
	2012	2012	2011
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	242,182	225,169	235,911
Short-term bank loans	83,866	56,763	42,950
Customer deposits	50,201	131,002	69,524
Income tax payable	75,877	35,977	69,909
Deferred tax liabilities	13,612	37,560	22,175
Other payables and accrued liabilities	64,842	53,437	50,970
Payroll and welfare payable	9,663	10,746	7,018
Current portion of long-term bank loans and other debt	195,282	198,141	129,403

Total current liabilities	735,525	748,795	627,860

Non- current liabilities
Long-term bank loans	35,000	25,000	73,482
Deferred tax liabilities	5,885	5,582	-
Unrecognized tax benefits	8,842	8,765	13,824
Other long-term debt	-	-	39,709
TOTAL LIABILITIES	785,252	788,142	754,875

Shareholders’ equity
Common shares	15	15	15
Treasury shares	(13,667)	(13,667)	(7,959)
Additional paid-in capital	511,964	511,331	509,713
Statutory reserves	49,622	33,579	33,579
Retained earnings	233,604	212,080	99,280
TOTAL SHAREHOLDERS’ EQUITY	781,538	743,338	634,628

Non-controlling interest	-	-	1,111

TOTAL EQUITY	781,538	743,338	635,739

TOTAL LIABILITIES AND EQUITY	1,566,790	1,531,480	1,390,614

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